                                                                    EXHIBIT 99.2

                                 HOLLINGER INC.

      SALE OF TWO MILLION SHARES OF CLASS A SUBORDINATE VOTING COMMON STOCK
                         OF HOLLINGER INTERNATIONAL INC.


TORONTO - JANUARY 28, 2002: Hollinger Inc. (TSE: HLG) announces that it has agreed to sell to private investors two million shares of Class A subordinate voting common stock of Hollinger International Inc. (NYSE: HLR) for US$ 11.98 per share or an aggregate of US$ 23,960,000.00.

     This sale does not affect Hollinger Inc.'s commitment to, or control over, Hollinger International Inc. which is Hollinger Inc.'s principal asset. The sale proceeds will be used to reduce Hollinger Inc.'s bank indebtedness. Hollinger Inc. will continue to own shares representing 30.0 % of the equity and 70.9 % of the voting power of the capital of Hollinger International Inc.

     Hollinger International Inc. owns English-language newspapers in the United States, United Kingdom and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

FOR MORE INFORMATION CONTACT:
PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel:  (416) 363-8721

                                     - 30 -